Exhibit 99.1

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 1114)
ANNOUNCEMENT
RESULTS OF SPECIAL GENERAL MEETING
HELD ON 16th NOVEMBER, 2007

The Board is pleased to announce that the Ordinary Resolutions relating to (i) the Proposed Caps; (ii) the New Continuing Connected Transaction and the Caps; and (iii) the Financial Assistance were duly passed by the Shareholders attending and voting at the Special General Meeting either in person or by proxy or by their duly authorised representatives by way of poll at the Special General Meeting held on 16th November, 2007. The Board also announces that the Special Resolutions for the proposed amendment to the Bye-Laws and the adoption of a new set of Bye-Laws were also duly passed by the Shareholders attending and voting at the Special General Meeting either in person or by their duly authorised representatives by a show of hands at the Special General Meeting. Except for the Ordinary Resolution in relation to the New Continuing Connected Transaction and the Caps, of which Huachen and its associates are required under the Listing Rules to abstain from voting thereon, all Shareholders are eligible to vote on the Ordinary Resolutions and the Special Resolutions under the Listing Rules.
Reference is made to the announcement made by the Company dated 3rd October, 2007 relating to the revision of the Approved Caps for the Revised Continuing Connected Transactions, the New Continuing Connected Transaction and the Caps, the provision of financial assistance to/by connected persons, the proposed amendment to the Bye-Laws and the adoption of a new set of Bye-Laws (collectively the “Matters”) and the circular issued by the Company dated 24th October, 2007 relating to the Matters (the “Circular”). Unless otherwise defined, terms used herein shall have the same meanings as in the Circular.
As at the date of the Special General Meeting held on 16th November, 2007, the number of issued Shares of the Company was 3,669,765,900 Shares, which was also the total number of Shares entitling Shareholders to attend and vote for or against the Ordinary Resolutions in respect of the Proposed Caps and the Financial Assistance. All Shareholders are eligible to vote on the Ordinary Resolutions in respect of the Proposed Caps and the Financial Assistance under the Listing Rules. Huachen and its associates which are interested in 1,446,121,500 Shares as at the date of the Special General Meeting have abstained from voting on the Ordinary Resolutions in respect of the New Continuing Connected Transaction and the Caps in accordance with the requirements of the Listing Rules. The total number of Shares entitling Shareholders to vote for or against the Ordinary Resolutions in respect of the New Continuing Connected Transaction and the Caps is 2,223,644,400 Shares.
The Board is pleased to announce that the Ordinary Resolutions relating to (i) the Proposed Caps; (ii) the New Continuing Connected Transaction and the Caps; and (iii) the Financial Assistance were duly passed by the Shareholders attending and voting at the Special General Meeting either in person or by proxy or by their duly authorised representatives by way of poll at the Special General Meeting held on 16th November, 2007.

*	for identification purposes only

The poll results are as follows:

	Poll results in respect of the		Number of votes (approximate %)
	Ordinary Resolutions		For	Against

1		To approve the proposed maximum annual monetary value of the Revised Continuing Connected Transactions for the two financial years ending 31st December, 2008	2,175,392,051 (100%)	0
2	(a)	To ratify, confirm and approve the entering into of the regional agent agreement dated 3rd October, 2007 (the “Regional Agent Agreement”) between Shenyang Brilliance JinBei Automobile Co., Ltd. (“Shenyang Automotive”) and Liaoning Zheng Guo Investment Development Company Limited (“Liaoning Zheng Guo”) pursuant to which Liaoning Zheng Guo is to act as a regional agent of the whole range of automobiles manufactured by Shenyang Automotive for certain regions, such as Jinan, Qingdao, Wuhan, Hefei, Chengdu, Kunming, Ningjing, Suzhou, Hangzhou, Wenzhou, Shanghai, Changsa, Fuzhou, Guangzhou, Shenzhen and Naning for a term commencing after the approval of the Regional Agent Agreement by the Shareholders and expiring on 31st December, 2008, with an option to renew for another 3 years exercisable by Shenyang Automotive and to approve the sale of automobiles by Shenyang Automotive to Liaoning Zheng Guo (the “New Continuing Connected Transaction”) and to authorise the Directors to take such actions and to enter into such documents as are necessary to give effect to the New Continuing Connected Transaction contemplated under the Regional Agent Agreement	729,270,551 (100%)	0
	(b)	To approve the proposed maximum annual monetary value of the New Continuing Connected Transaction for the two financial years ending 31st December, 2008	729,270,551 (100%)	0
3	(a)	To ratify, confirm and approve the guarantee agreement dated 3rd October, 2007 between Shenyang XingYuanDong Automobile Component Co., Ltd. and Shenyang Automotive in relation to the provision of cross guarantee for banking facilities of the other party up to RMB2.0 billion for a period of one year from 1st January, 2008 to 31st December, 2008 and to authorise the Directors to take such actions as are necessary to give effect to the cross guarantee	2,175,392,051 (100%)	0
	(b)	To ratify, confirm and approve the guarantee agreement dated 3rd October, 2007 between Shenyang XingYuanDong Automobile Component Co., Ltd. and Shenyang JinBei Automotive Company Limited in relation to the provision of cross guarantee for banking facilities of the other party up to RMB500 million for a period of one year from 1st January, 2008 to 31st December, 2008 and to authorise the Directors to take such actions as are necessary to give effect to the cross guarantee	2,175,392,051 (100%)	0

The Board also announces that the Special Resolutions for the proposed amendment to the Bye-Laws and the adoption of a new set of Bye-Laws were also duly passed by the Shareholders attending and voting at the Special General Meeting either in person or by their duly authorised representatives by a show of hands at the Special General Meeting. All Shareholders are eligible to vote on the Special Resolutions.
Computershare Hong Kong Investor Services Limited, the branch share registrar of the Company in Hong Kong, acted as scrutineers for the vote-taking at the Special General Meeting.
As at the date of this announcement, the Board comprises five executive Directors, Mr. Wu Xiao An (also known as Mr. Ng Siu On) (Chairman), Mr. Qi Yumin (Chief Executive Officer), Mr. He Guohua, Mr. Wang Shiping and Mr. Lei Xiaoyang (Chief Financial Officer); and three independent non-executive Directors, Mr. Xu Bingjin, Mr. Song Jian and Mr. Jiang Bo.

By order of the Board
Brilliance China Automotive Holdings Limited
Wu Xiao An
(also known as Ng Siu On)
Chairman
Hong Kong, 16th November, 2007

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